UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-21845

BEVERLY HILLS BANCORP INC.

(Exact name of registrant as specified in its charter)

23901 Calabasas Road

Suite 1050

Calabasas, California, 91302

(818)223-8084

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 Par Value*

(Title of each class of securities covered by this Form)

Common Stock, $0.01 Par Value*

(Titles of all other classes of securities for which a duty to file reports under

Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0*

* In 1999, the Company was restructured through Chapter 11 bankruptcy proceedings. Through those proceedings, all the Company’s outstanding common stock, par value $.01 per share, was cancelled, and new common stock, par value $.01 per share, was issued.

Explanatory note: The purpose of this Amendment No. 1 on Form 15/A is to withdraw the previous filing of this Form 15 on April 28, 2000 in so far as such Form 15 purported to suspend the filing obligations with respect to Section 15(d) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12h-3(b)(1)(i).

Pursuant to the requirements of the Securities Exchange Act of 1934, Beverly Hills Bancorp Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 6, 2009	By:	/s/ Larry B. Faigin
Larry B. Faigin Chief Executive Officer